EXHIBIT 99.1

For Immediate Release	Date: October 30, 2023
23-61-TR

Teck Announces Red Conger to Retire

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Harry “Red” Conger will retire as President and Chief Operating Officer and step down from Teck’s board of directors, effective November 1, 2023.

Red joined Teck in September 2020 as Executive Vice President and COO and was appointed President and COO in September 2022. He made a number of important contributions during his time with Teck, including the completion and transition to operations for the Quebrada Blanca Phase 2 project.

CEO Jonathan Price will assume the role of President and CEO, and a search will be conducted to fill the COO role.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com